SENTINEL MANAGEMENT GROUP, INC.

SENTINEL MANAGEMENT GROUP, INC.; GREDE V. THE BANK OF NEW YORK MELLON AND THE BANK OF NEW YORK MELLON CORP., CASE NO. 08 C 2582 (U.S. DISTRICT COURT, N.D. ILL.)

ON JAN. 18, 2008, THE BANK OF NEW YORK MELLON FILED A PROOF OF CLAIM IN THE CHAPTER 11 BANKRUPTCY PROCEEDING OF SENTINEL MANAGEMENT GROUP, INC. ("SENTINEL") PENDING IN FEDERAL COURT IN THE NORTHERN DISTRICT OF ILLINOIS, SEEKING TO RECOVER APPROXIMATELY $312 MILLION LOANED TO SENTINEL AND SECURED BY SECURITIES AND CASH IN AN ACCOUNT MAINTAINED BY SENTINEL AT THE BANK OF NEW YORK MELLON. ON MARCH 3, 2008, THE BANKRUPTCY TRUSTEE FILED AN ADVERSARY COMPLAINT SEEKING TO DISALLOW THE BANK OF NEW YORK MELLON'S CLAIM AND SEEKING DAMAGES FOR ALLEGEDLY ADDING AND ABETTING SENTINEL INSIDERS IN MISAPPROPRIATING CUSTOMER ASSETS AND IMPROPERLY USING THOSE ASSETS AS COLLATERAL FOR THE LOAN. IN A DECISION DATED NOV. 3, 2010, THE COURT FOUND FOR THE BANK OF NEW YORK MELLON AND AGAINST THE BANKRUPTCY TRUSTEE, HOLDING THAT THE BANK OF NEW YORK MELLON'S LOAN TO SENTINEL IS VALID, FULLY SECURED AND NOT SUBJECT TO EQUITABLE SUBORDINATION. THE BANKRUPTCY TRUSTEE APPEALED THIS DECISION, AND ON AUG. 9, 2012, THE UNITED STATE COURT OF APPEALS FOR THE SEVENTH CIRCUIT ISSUED A DECISION AFFIRMING THE TRIAL COURT'S JUDGMENT. ON SEPT. 7, 2012, THE BANKRUPTCY TRUSTEE FILED A PETITION FOR REHEARING. ON NOV.30, 2012, THE SEVENTH CIRCUIT ISSUED AN ORDER WITHDRAWING THE AUG. 9, 2012, OPINION. THE APPEAL REMAINS UNDER CONSIDERATION BY THE PANEL.

IN MARCH 2009, THE TRUSTEE FILED A SEPARATE COMPLAINT (THE "CUSTOMER COMPLAINT", CASE NO. 09 CV 1919) AGAINST THE BANK OF NEW YORK MELLON ALLEGING THAT THE TRUSTEE HAD BEEN ASSIGNED CLAIMS BY SENTINEL'S CUSTOMERS AND ASSERTING THAT (I) THE BANK OF NEW YORK MELLON AIDED AND ABETTED SENTINEL IN DEFRAUDING THE CUSTOMERS AND BREACHING ITS FIDUCIARY DUTY; AND (II) THE BANK OF NEW YORK MELLON OWED A DUTY TO THE CUSTOMERS AND WAS NEGLIGENT. THIS ACTION REMAINS PENDING, BUT THE TRUSTEE HAS TAKEN NO ACTION TO DATE TO REACTIVATE THE LITIGATION.